EXHIBIT 99.1

NewsRelease

TC Energy provides growth outlook for 2023 and defines funding plan at Investor Day 2022

Reaffirms 2022-2026 outlook and provides update on Coastal GasLink Project

CALGARY, Alberta – Nov. 29, 2022 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) will host its annual Investor Day today. During the event we will provide an overview of our corporate strategy and highlight our continued approach to delivering long-term shareholder value as we prudently manage our extensive opportunity set ahead. We are reaffirming our long-term comparable EBITDA growth outlook of six per cent by 2026 and three to five per cent annual dividend growth rate.

“We have an industry-leading $34 billion of fully sanctioned, secured capital projects and an unparalleled opportunity-set that will continue to differentiate TC Energy as a leader in the energy infrastructure space,” said François Poirier, TC Energy’s President and Chief Executive Officer. “We are leveraging our extensive North American footprint to expand and extend the reach of our services that will also align with the evolving energy mix and needs of our customers.”

We are introducing our 2023 comparable EBITDA outlook that we expect will be five to seven per cent higher than 2022. Despite a challenging market backdrop, our business remains resilient and continues to produce strong results. Approximately 95 per cent of our projected comparable EBITDA is under long-term take-or-pay contracts and/or rate regulation which provide insulation against rising inflation and interest rates. In addition, approximately 85 per cent of our long-term debt is fixed-rate, with a weighted average maturity of approximately 20 years and a weighted average coupon of 4.8 per cent.

TC Energy’s secured capital program is expected to be primarily funded through a combination of increasing cash flows, incremental long-term debt and hybrid capacity, and other sources of capital. We expect that any funding requirements exceeding our targeted annual capital expenditure range of $5 to $7 billion will be funded through our flexible $5+ billion divestiture program that is expected to be executed during 2023. Any potential impact on our growth trajectory out to 2026 will be determined by the timing and proceeds of assets monetized, along with the contribution from projects yet to be sanctioned. However, the additional financial flexibility created through this process will enhance our strategic positioning to deliver shareholder value over the medium to long term. We remain committed to concluding our discounted Dividend Reinvestment Program with the dividend declarations for the quarter-ending June 30, 2023.

2022 – 2026E Funding program outlook

$Billions
60
50
40
30
20
10
0
Dividends
20
Capital expenditures
36
Funds generated from operations(1)
39
Net long-term debt and hybrids
11
3
August 2022 equity issuance and DRP
3
Commercial paper, KXL project recoveries and other
Uses
Sources

(1) Funds generated from operations is a non-GAAP measure. The most directly comparable measure presented in our financial statements is net cash provided by operations. See "Forward-looking information" and "Non-GAAP measures" for more information.
2021 full-year net cash provided by operations was $6.9 billion and 2021 full-year funds generated from operations was $7.4 billion.
2020 full-year net cash provided by operations was $7.1 billion and 2020 full-year funds generated from operations was $7.4 billion.
Note: Figures do not include impact of potential asset sales or further revisions to Coastal GasLink project costs.

Coastal GasLink Project update
With respect to the Coastal GasLink Project, we continue to face significant cost pressures in Western Canada relating to labour costs and shortages of skilled labour, along with contractor underperformance and disputes. The project has also been impacted by other unexpected events including drought conditions, and erosion and sediment control challenges. As a result, we now expect a material increase in project costs and TC Energy’s corresponding funding requirements. We are actively pursuing cost mitigants and potential recoveries from contractors to offset a portion of these costs, some of which may not be conclusively determined until after project completion. We expect to provide an updated capital cost estimate in early-2023 that will incorporate the scope of recent developments.

The project is now overall 80 per cent complete and we continue to target mechanical completion by year-end 2023. TC Energy is committed to the highest level of safety for our workers, along with the communities and the environment in which we work. This above all is our primary commitment.

“Although Phase One of Coastal GasLink has been challenged by cost performance, we do not expect any impact on the sustainability of our dividend growth rate of three to five per cent or our ability to accelerate our deleveraging target from 2026,” said Poirier. “We continue to see long-term value in the Coastal GasLink Project for the WCSB, our customers, and the communities across the project route.”

Our Investor Day event is scheduled from 7:55 a.m. to 11:00 a.m. EST (5:55 a.m. to 9:00 a.m. MST) on November 29, 2022. A live webcast of the event will be available through the Investors section of TC Energy’s website at 2022 Investor Day — Toronto (tcenergy.com) or via the following URL: TC Energy Investor Day 2022 (chime.live) The webcast will also be posted on-line for replay following the event.

The presentation materials will be available at 2022 Investor Day — Toronto (tcenergy.com) at 7:00 a.m. EST (5:00 a.m. MST).

About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document may include, but are not limited to, statements regarding the Corporation’s projected 2022- 2026 comparable EBITDA, expected cash flows, future financing options available including divestitures, expected dividend growth, expected access to and cost of capital and expected schedules and costs of planned projects. Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about the realization of expected benefits from divestitures, anticipated construction costs, schedules and completion dates, access to capital markets, expected industry, market and economic conditions, inflation rates, foreign exchange and interest rates. Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

NON-GAAP MEASURES
This release refers to comparable EBITDA and funds generated from operations (FGFO) which do not have any standardized meaning as prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other entities. The most directly comparable measures presented in the financial statements are segmented earning and net cash provided by operations, respectively. See the reconciliations below. Refer to the non-GAAP measures section of the MD&A in our most recent quarterly report for more information which is incorporated by reference herein. The MD&A can be found on SEDAR (www.sedar.com) under TC Energy’s profile.

Media Inquiries:
Hejdi Carlsen / Jaimie Harding
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522